UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

April 26, 2019

Date of Report (Date of earliest event reported)

Fidelity Southern Corporation

(Exact name of registrant as specified in its charter)

Georgia	001-34981	58-1416811
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification Number)

3490 Piedmont Road, Suite 1550

Atlanta, Georgia 30305

(Address of principal executive offices)

(404) 639-6500

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously disclosed, on December 17, 2018, Fidelity Southern Corporation, a Georgia corporation (“Fidelity”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Ameris Bancorp, a Georgia corporation (“Ameris”), pursuant to which, among other things, upon the terms and subject to the conditions set forth therein, Fidelity will merge with and into Ameris (the “Merger”), with Ameris surviving the Merger.

On March 8, 2019, an action captioned Paul Parshall v. Fidelity Southern Corporation et al., Case 1:19-cv-01098-MHC (the “Action”), was filed in the U.S. District Court for the Northern District of Georgia on behalf of a purported class of Fidelity shareholders against Fidelity, its current directors and Ameris. This complaint contends, among other things, that the registration statement on Form S-4 filed by Ameris on February 12, 2019 in connection with the Merger (as amended, the “Registration Statement”) is false and misleading because it omits certain allegedly material information in violation of Sections 14(a) and 20(a) of the Exchange Act, and Rule 14a-9 promulgated under the Exchange Act.

The defendants believe that the Action is without merit, and deny that any further disclosure beyond that already contained in the Registration Statement is required under applicable law to supplement the Registration Statement and the joint proxy statement included therein which has been disseminated to Fidelity and Ameris stockholders. Nonetheless, to avoid the risk that the Action may delay or otherwise adversely affect the consummation of the Merger and to minimize the expense of defending such action, the defendants are making the following supplemental disclosures (the “litigation-related supplemental disclosures”) to the Registration Statement. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the supplemental disclosures set forth herein.

The litigation-related supplemental disclosures contained below should be read in conjunction with the Registration Statement, which is available on the Internet site maintained by the Securities and Exchange Commission (the “SEC”) at http://www.sec.gov, along with periodic reports and other information Fidelity and Ameris file with the SEC. To the extent that the information set forth herein differs from or updates information contained in the Registration Statement, the information set forth herein shall supersede or supplement the information in the Registration Statement. All page references are to pages in the definitive proxy statement that was filed by Fidelity on March 25, 2019 and forms a part of the Registration Statement, and terms used below, unless otherwise defined, have the meanings set forth in the Registration Statement.

Supplemental Disclosures

The disclosure under the subsection captioned “Opinion of Sandler O’Neill & Partners, L.P.” is hereby amended and supplemented by adding the following after the Note on page 66 of the Registration Statement:

Fidelity Peer Group

Financial Data as of September 30, 2018	Market Information as of December 14, 2018								Balance Sheet				MRQ Profitability					Asset Qual.
		Price to:
	Market Cap.	LTM EPS	YTDA EPS	2018E EPS	2019E EPS	TBV	52- Wk High	Div. Payout	Total Asset	Loans / Dep.	TCE / TA	Total RBC Ratio	ROAA	ROAE	NIM	Cost of Dep.	Eff. Ratio	NPAs / Assets	LLR / Loans
Company	($mm)	(x)	(x)	(x)	(x)	(%)	(%)	(%)	($mm)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(1) (%)	(%)
ServisFirst Bancshares Inc.	1,788	14.9	13.5	13.9	12.5	268	74.6	16.9	7,518	97.8	8.88	12.05	1.89	20.59	3.80	0.96	31.5	0.40	1.05
Seacoast Banking Corp. of FL	1,247	19.5	18.5	17.5	13.9	220	75.5	–	5,931	87.4	9.85	15.57	1.11	8.96	3.85	0.44	56.6	0.75	0.83
First Bancorp	1,003	12.5	11.5	11.8	11.8	204	78.2	14.1	5,712	92.5	9.02	13.68	1.54	11.93	4.10	0.35	55.2	0.72	0.49
FB Financial Corp.	1,066	12.6	12.9	13.4	12.0	214	76.4	7.3	5,058	85.7	10.17	12.83	1.73	13.39	4.75	0.81	63.9	0.53	0.71
City Holding Co.	1,104	16.2	14.1	14.6	14.5	255	86.1	32.7	4,421	91.4	9.99	17.08	1.90	16.05	3.57	0.64	48.7	1.07	0.52
Franklin Financial Network Inc	397	12.0	9.8	10.6	10.7	118	65.8	–	4,168	75.6	8.12	15.00	1.02	12.01	2.73	1.69	58.9	0.15	0.88
Carolina Financial Corp.	702	16.6	15.0	11.7	11.5	169	68.7	13.3	3,721	89.1	11.72	16.81	1.66	10.87	4.11	0.74	51.6	0.46	0.55
HomeTrust Bancshares Inc.	466	48.1	45.8	20.9	15.2	123	83.4	11.5	3,354	117.4	11.57	13.58	0.94	7.55	3.45	0.50	65.2	1.01	0.81
Atlantic Capital Bcshs Inc.	433	NM	16.6	17.7	13.4	146	76.7	–	2,883	85.7	10.38	14.70	0.93	8.14	3.50	0.78	63.3	0.44	1.00
Capital City Bank Group Inc.	423	23.8	17.9	21.0	15.9	198	92.0	30.8	2,819	74.5	7.80	16.94	0.85	8.05	3.75	0.18	76.4	1.36	0.80
Southern National Bncp of VA	331	13.5	9.6	10.4	11.0	144	75.4	31.4	2,703	106.8	8.87	14.25	1.30	10.43	3.66	1.00	51.2	0.29	0.53
First Bancshares Inc.	465	23.1	20.8	14.2	11.4	183	72.1	14.7	2,509	85.4	9.15	16.57	0.84	7.25	3.97	0.54	57.5	1.11	0.56
First Community Bankshares Inc	535	19.6	15.3	15.1	14.9	226	91.1	75.0	2,270	95.5	11.00	15.01	1.57	10.68	4.40	0.27	54.5	1.43	1.02
SmartFinancial Inc.	251	18.8	14.1	12.5	10.6	125	65.0	–	2,051	92.6	9.25	13.34	0.86	6.92	4.15	0.92	65.6	0.33	0.45
High	1,788	48.1	45.8	21.0	15.9	268	92.0	75.0	7,518	117.4	11.72	17.08	1.90	20.59	4.75	1.69	76.4	1.43	1.05
Low	251	12.0	9.6	10.4	10.6	118	65.0	7.3	2,051	74.5	7.80	12.05	0.84	6.92	2.73	0.18	31.5	0.15	0.45
Mean	729	19.3	16.8	14.7	12.8	185	77.2	24.8	3,937	91.2	9.70	14.82	1.29	10.92	3.84	0.70	57.1	0.72	0.73
Median	501	16.6	14.5	14.1	12.2	191	75.9	15.8	3,538	90.2	9.55	14.85	1.21	10.56	3.82	0.69	57.0	0.62	0.76
Fidelity	584	12.6	12.9	15.3	14.2	142	79.2	28.2	4,812	91.5	8.76	12.78	1.06	11.96	3.48	0.56	79.2	1.03	0.76

Note: Excludes AMTB due to recent IPO and LOB due to nontraditional banking model

(1) NPAs / Assets = (nonaccrual loans + TDR+ OREO) / total assets

Source: S&P Global Market Intelligence

The disclosure under the subsection captioned “Opinion of Sandler O’Neill & Partners, L.P.” is hereby amended and supplemented by adding the following after the Note on page 67 of the Registration Statement:

Ameris Peer Group

Financial Data as of September 30, 2018	Market Information as of December 14, 2018								Balance Sheet				MRQ Profitability					Asset Qual.
		Price to:
	Market Cap.	LTM EPS	YTDA EPS	2018E EPS	2019E EPS	TBV	52-Wk High	Div. Payout	Total Asset	Loans / Dep.	TCE / TA	Total RBC Ratio	ROAA	ROAE	NIM	Cost of Dep.	Eff. Ratio	NPAs / Assets	LLR / Loans
Company	($mm)	(x)	(x)	(x)	(x)	(%)	(%)	(%)	($mm)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(1) (%)	(%)
United Bankshares Inc.	3,262	15.7	13.0	13.6	13.1	189	79.1	67.7	19,188	94.2	9.81	14.64	1.35	7.90	3.56	0.76	49.8	0.78	0.57
BancorpSouth Bank	2,739	12.7	11.7	12.8	12.2	182	77.3	28.6	17,249	93.3	8.96	12.60	1.56	12.76	3.70	0.44	64.7	0.39	0.96
Simmons First National Corp.	2,310	12.9	10.9	11.2	10.5	185	74.6	30.9	16,281	98.1	8.11	13.08	1.38	10.14	4.02	0.82	54.1	0.54	0.48
Home BancShares Inc.	2,909	11.6	9.6	10.0	9.5	219	66.3	31.7	14,913	101.6	9.62	15.73	2.16	13.85	4.49	0.81	37.4	0.45	1.02
South State Corporation	2,258	17.2	13.2	11.9	11.9	175	66.3	38.3	14,522	93.9	9.65	13.80	1.29	7.96	4.07	0.45	58.0	0.28	0.49
Trustmark Corp.	1,948	15.3	13.0	13.8	13.5	163	79.9	48.4	13,440	81.0	9.26	13.61	1.08	9.08	3.61	0.54	65.4	0.79	1.00
Union Bkshs Corp	1,962	15.7	14.4	12.7	11.0	178	69.6	46.3	13,372	95.7	8.74	12.97	1.18	8.12	3.79	0.65	55.3	0.44	0.44
Renasant Corp.	1,824	13.2	11.5	11.0	10.0	176	62.4	34.0	12,747	89.7	8.80	13.85	1.13	7.46	4.10	0.60	58.6	0.31	0.51
WesBanco Inc.	2,102	15.6	13.7	12.8	12.3	210	75.3	47.0	12,599	86.4	8.56	15.20	1.11	7.56	3.53	0.41	54.1	0.35	0.63
United Community Banks Inc.	1,761	16.6	11.0	11.0	10.3	164	65.0	43.3	12,405	80.4	8.91	14.15	1.42	12.54	3.98	0.44	55.5	0.58	0.74
CenterState Bank Corp.	2,041	16.9	13.0	11.2	10.3	196	66.1	31.7	12,274	86.8	9.13	12.46	1.39	9.08	4.34	0.43	49.2	0.31	0.47
TowneBank	1,806	16.1	13.7	13.0	12.1	182	74.5	39.5	11,121	95.0	9.41	14.90	1.45	10.55	3.67	0.73	61.1	0.45	0.61
ServisFirst Bancshares Inc.	1,788	14.9	13.5	13.9	12.5	268	74.6	16.9	7,518	97.8	8.88	12.05	1.89	20.59	3.80	0.96	31.5	0.40	1.05
Seacoast Banking Corp. of FL	1,247	19.5	18.5	17.5	13.9	220	75.5	–	5,931	87.4	9.85	15.57	1.11	8.96	3.85	0.44	56.6	0.75	0.83
First Bancorp	1,003	12.5	11.5	11.8	11.8	204	78.2	14.1	5,712	92.5	9.02	13.68	1.54	11.93	4.10	0.35	55.2	0.72	0.49
FB Financial Corp.	1,066	12.6	12.9	13.4	12.0	214	76.4	7.3	5,058	85.7	10.17	12.83	1.73	13.39	4.75	0.81	63.9	0.53	0.71
High	3,262	19.5	18.5	17.5	13.9	268	79.9	67.7	19,188	101.6	10.17	15.73	2.16	20.59	4.75	0.96	65.4	0.79	1.05
Low	1,003	11.6	9.6	10.0	9.5	163	62.4	7.3	5,058	80.4	8.11	12.05	1.08	7.46	3.53	0.35	31.5	0.28	0.44
Mean	2,002	14.9	12.8	12.6	11.7	195	72.6	35.1	12,146	91.2	9.18	13.82	1.42	10.74	3.96	0.60	54.4	0.50	0.69
Median	1,955	15.4	13.0	12.7	12.0	187	74.6	34.0	12,673	92.9	9.07	13.74	1.38	9.61	3.91	0.57	55.4	0.45	0.62
Ameris	1,615	16.6	13.8	11.0	8.5	191	57.6	19.5	11,429	92.9	7.77	11.78	1.48	11.88	3.95	0.70	51.9	0.86	0.32

Note: Excludes AMTB due to recent IPO

(1) NPAs / Assets = (nonaccrual loans + TDR+ OREO) / total assets

Source: S&P Global Market Intelligence

The disclosure under the subsection captioned “Opinion of Sandler O’Neill & Partners, L.P.” is hereby amended and supplemented by adding the following after the second footnote on page 68 of the Registration Statement:

Regional Precedent Transactions

		Transaction Information										Seller Information
				Price to:
		Announce	Deal Value	LTM Earnings		Forward Earnings	Book Value	TBV	Core Deposit Premium		1-Day Market Premium	Total Assets	TCE / TA	LTM ROAA	NPAs / Assets
Acquiror	Target	Date	($mm)	(x)		(x)	(%)	(%)	(%)		(%)	($mm)	(%)	(%)	(%)
CenterState Bank Corporation	National Commerce Corporation	11/26/2018	844.0	22.4		15.7	122	207	14.1		5.1	4,103	10.8	1.10	0.14
Union Bankshares Corporation	Access National Corporation	10/5/2018	611.0	22.3		17.5	140	245	16.8		8.8	2,921	9.1	0.95	0.25
Cadence Bancorporation	State Bank Financial Corporation	5/13/2018	1,372.2	26.2		15.7	212	249	20.3		5.9	4,892	11.5	1.15	0.47
Renasant Corporation	Brand Group Holdings, Inc.	3/28/2018	476.3	40.0		–	248	248	14.4		–	2,409	8.0	0.51	2.51
Banco de Credito e Inversiones SA	TotalBank	12/1/2017	528.1	22.6		–	106	156	9.2		–	3,042	11.8	0.78	0.79
Arvest Bank Group, Inc.	Bear State Financial, Inc.	8/22/2017	391.3	18.0		–	159	201	12.8		11.7	2,239	8.9	1.02	0.84
Valley National Bancorp	USAmeriBancorp, Inc.	7/26/2017	852.1	16.7		–	229	263	15.7		60.9	4,383	7.4	1.15	1.12
Union Bankshares Corporation	Xenith Bankshares, Inc.	5/22/2017	699.8	10.1		27.5	146	159	10.1		10.4	3,199	13.9	2.14	1.82
Sandy Spring Bancorp, Inc.	WashingtonFirst Bankshares, Inc.	5/16/2017	499.8	26.4		24.5	244	271	20.6		29.1	2,059	9.0	0.99	0.37
South State Corporation	Park Sterling Corporation	4/27/2017	693.9	27.4		21.8	189	241	16.7		2.8	3,309	8.9	0.77	0.46
Home BancShares, Inc.	Stonegate Bank	3/27/2017	780.6	22.9		19.4	197	269	20.2		7.2	2,902	10.2	1.13	0.70
IBERIABANK Corporation	Sabadell United Bank, N.A.	2/28/2017	1,028.0	21.2		–	167	196	12.8		–	5,789	9.2	0.88	0.37
Pinnacle Financial Partners, Inc.	BNC Bancorp	1/22/2017	1,732.4	23.8		18.3	192	270	22.1		2.1	7,402	9.0	1.00	0.66
High			1,732.4	40.0		27.5	248	271	22.1		60.9	7,402	13.9	2.14	2.51
Low			391.3	10.1		15.7	106	156	9.2		2.1	2,059	7.4	0.51	0.14
Mean			808.4	23.1		20.0	181	229	15.8		14.4	3,742	9.8	1.04	0.81
Median			699.8	22.6		18.8	189	245	15.7		8.0	3,199	9.1	1.00	0.66
Ameris	Fidelity(1)		750.7	16.2		19.2	174	178	8.5	(3)	27.1	4,812	8.8	0.98	1.03
				18.1	(2)				8.9	(4)

(1) Based on Ameris’s closing stock price on December 14, 2018

(2) LTM earnings adjusted to exclude one-time $4.9 million tax benefit associated with the enactment of the Tax Cuts and Jobs Act of 2017

(3) Core deposits equates to total deposits less time deposits > $250,000

(4) Core deposits equates to total deposits less time deposits > $100,000

Source: S&P Global Market Intelligence

The disclosure under the subsection captioned “Opinion of Sandler O’Neill & Partners, L.P.” is hereby amended and supplemented by adding the following after the second footnote on page 69 of the Registration Statement:

Nationwide Precedent Transactions

		Transaction Information										Seller Information
				Price to:
		Announce	Deal Value	LTM Earnings		Forward Earnings	Book Value	TBV	Core Deposit Premium		1-Day Market Premium	Total Assets	TCE / TA	LTM ROAA	NPAs / Assets
Acquiror	Target	Date	($mm)	(x)		(x)	(%)	(%)	(%)		(%)	($mm)	(%)	(%)	(%)
People's United Financial, Inc.	BSB Bancorp, Inc.	11/27/2018	327.8	14.9		–	160	166	7.2		20.7	2,972	6.7	0.74	0.19
CenterState Bank Corporation	National Commerce Corporation	11/26/2018	844.0	22.4		15.7	122	207	14.1		5.1	4,103	10.8	1.10	0.14
Union Bankshares Corporation	Access National Corporation	10/5/2018	611.0	22.3		17.5	140	245	16.8		8.8	2,921	9.1	0.95	0.25
Independent Bank Corp.	Blue Hills Bancorp, Inc.	9/20/2018	726.5	35.0		25.1	174	186	17.0		12.0	2,741	14.3	0.70	0.52
PacWest Bancorp	El Dorado Savings Bank, F.S.B.	9/12/2018	466.7	27.3		–	204	205	12.4		–	2,206	10.3	0.78	0.47
WSFS Financial Corporation	Beneficial Bancorp, Inc.	8/8/2018	1,507.4	53.0		33.2	144	177	16.0		20.3	5,770	15.2	0.48	0.36
Veritex Holdings, Inc.	Green Bancorp, Inc.	7/24/2018	1,000.0	24.2		15.2	201	259	21.6		15.1	4,392	9.0	0.95	1.34
People's United Financial, Inc.	First Connecticut Bancorp, Inc.	6/19/2018	552.3	29.9		19.4	187	199	11.9		24.3	3,138	8.8	0.57	0.71
BOK Financial Corporation	CoBiz Financial Inc.	6/18/2018	978.4	25.6		18.4	288	290	20.4		4.0	3,816	8.9	0.98	1.69
Independent Bank Group, Inc.	Guaranty Bancorp	5/22/2018	1,036.6	23.7		18.5	252	319	24.1		15.2	3,722	8.9	1.20	0.65
Cadence Bancorporation	State Bank Financial Corporation	5/13/2018	1,372.2	26.2		15.7	212	249	20.3		5.9	4,892	11.5	1.15	0.47
Renasant Corporation	Brand Group Holdings, Inc.	3/28/2018	476.3	40.0		–	248	248	14.4		–	2,409	8.0	0.51	2.51
CVB Financial Corp.	Community Bank	2/26/2018	878.3	32.5		–	246	250	19.8		48.9	3,747	9.4	0.72	0.40
Pacific Premier Bancorp, Inc.	Grandpoint Capital, Inc.	2/12/2018	641.2	25.1		–	176	221	15.9		(7.1)	3,194	9.3	0.76	0.41
Banco de Credito e Inversiones SA	TotalBank	12/1/2017	528.1	22.6		–	106	156	9.2		–	3,042	11.8	0.78	0.79
Arvest Bank Group, Inc.	Bear State Financial, Inc.	8/22/2017	391.3	18.0		–	159	201	12.8		11.7	2,239	8.9	1.02	0.84
Old National Bancorp	Anchor Bancorp, Inc.	8/8/2017	303.3	17.1		–	174	191	8.5		–	2,056	7.3	0.88	0.45
Valley National Bancorp	USAmeriBancorp, Inc.	7/26/2017	852.1	16.7		–	229	263	15.7		60.9	4,383	7.4	1.15	1.12
First Financial Bancorp.	MainSource Financial Group, Inc.	7/25/2017	1,005.6	22.4		18.2	203	288	19.2		15.3	4,042	8.9	1.06	0.62
Associated Banc-Corp	Bank Mutual Corporation	7/20/2017	482.3	28.8		27.3	165	167	10.3		12.2	2,668	10.8	0.61	0.50
OceanFirst Financial Corp.	Sun Bancorp, Inc.	6/30/2017	488.9	7.8		63.2	149	172	11.9		1.3	2,256	12.8	2.82	0.28
Union Bankshares Corporation	Xenith Bankshares, Inc.	5/22/2017	699.8	10.1		27.5	146	159	10.1		10.4	3,199	13.9	2.14	1.82
Berkshire Hills Bancorp, Inc.	Commerce Bancshares Corp.	5/22/2017	209.2	14.6		–	129	138	3.0		–	2,219	6.9	0.75	1.14
Sandy Spring Bancorp, Inc.	WashingtonFirst Bankshares, Inc.	5/16/2017	499.8	26.4		24.5	244	271	20.6		29.1	2,059	9.0	0.99	0.37
South State Corporation	Park Sterling Corporation	4/27/2017	693.9	27.4		21.8	189	241	16.7		2.8	3,309	8.9	0.77	0.46
PacWest Bancorp	CU Bancorp	4/6/2017	706.3	25.3		22.3	214	273	16.4		(0.1)	3,143	8.4	0.97	0.02
Home BancShares, Inc.	Stonegate Bank	3/27/2017	780.6	22.9		19.4	197	269	20.2		7.2	2,902	10.2	1.13	0.70
IBERIABANK Corporation	Sabadell United Bank, N.A.	2/28/2017	1,028.0	21.2		–	167	196	12.8		–	5,789	9.2	0.88	0.37
Simmons First National Corporation	First Texas BHC, Inc.	1/23/2017	467.0	25.1		–	206	247	18.5		–	2,129	9.1	1.00	0.00
Pinnacle Financial Partners, Inc.	BNC Bancorp	1/22/2017	1,732.4	23.8		18.3	192	270	22.1		2.1	7,402	9.0	1.00	0.66
Columbia Banking System, Inc.	Pacific Continental Corporation	1/9/2017	660.9	30.0		21.6	235	325	22.2		36.1	2,541	8.2	0.92	1.20
High			1,732.4	53.0		63.2	288	325	24.1		60.9	7,402	15.2	2.82	2.51
Low			209.2	7.8		15.2	106	138	3.0		(7.1)	2,056	6.7	0.48	0.00
Mean			740.3	24.6		23.3	189	227	15.6		15.1	3,400	9.7	0.98	0.69
Median			693.9	24.2		19.4	189	241	16.0		11.9	3,138	9.0	0.95	0.50
Ameris	Fidelity(1)		750.7	16.2		19.2	174	178	8.5	(3)	27.1	4,812	8.8	0.98	1.03
				18.1	(2)				8.9	(4)

(1) Based on Ameris’s closing stock price on December 14, 2018

(2) LTM earnings adjusted to exclude one-time $4.9 million tax benefit associated with the enactment of the Tax Cuts and Jobs Act of 2017

(3) Core deposits equates to total deposits less time deposits > $250,000

(4) Core deposits equates to total deposits less time deposits > $100,000

Source: S&P Global Market Intelligence

The disclosure under the subsection captioned “Opinion of Sandler O’Neill & Partners, L.P.” is hereby amended and supplemented by adding the following after the second footnote on page 70 of the Registration Statement:

Pending Precedent Transactions

		Transaction Information at Announcement							Transaction Information at Present(1)
				Price to:								Price to:
		Announce	Deal Value	LTM Earnings	Forward Earnings	TBV	Core Deposit Prem.	1-Day Market Premium	Deal Status	Deal Value	Change Since Announce	LTM Earnings		Forward Earnings	TBV	Core Deposit Prem.
Acquiror	Target	Date	($mm)	(x)	(x)	(%)	(2) (%)	(%)		($mm)	(%)	(x)		(x)	(%)	(2)(%)
People's United Financial, Inc.	BSB Bancorp, Inc.	11/27/2018	327.8	14.9	–	166	7.2	20.7	Pending	308.0	(6.1)	14.0		–	156	6.1
CenterState Bank Corporation	National Commerce Corporation	11/26/2018	844.0	22.4	15.7	207	14.1	5.1	Pending	741.8	(12.1)	19.6		13.8	182	10.5
Union Bankshares Corporation	Access National Corporation	10/05/2018	618.0	22.3	17.5	248	16.8	8.8	Pending	468.9	(24.1)	16.9		13.3	188	11.1
Independent Bank Corp.	Blue Hills Bancorp, Inc.	09/20/2018	725.4	35.0	25.1	186	17.0	12.0	Pending	615.5	(15.2)	29.7		21.3	157	11.4
PacWest Bancorp	El Dorado Savings Bank, F.S.B.	09/12/2018	466.7	27.3	–	205	12.4	–	Pending	328.2	(29.7)	19.2		–	144	5.2
WSFS Financial Corporation	Beneficial Bancorp, Inc.	08/08/2018	1,507.4	53.0	33.2	177	16.0	20.3	Pending	1,139.0	(24.4)	40.0		25.1	134	6.9
Veritex Holdings, Inc.	Green Bancorp, Inc.	07/24/2018	1,000.0	24.2	15.2	259	21.6	15.1	Pending	688.1	(31.2)	16.6		10.5	178	10.6
Independent Bank Group, Inc.	Guaranty Bancorp	05/22/2018	1,036.6	23.7	18.5	319	24.1	15.2	Pending	628.8	(39.3)	14.4		11.2	194	10.3
Cadence Bancorporation	State Bank Financial Corporation	05/13/2018	1,372.2	26.2	15.7	249	20.3	5.9	Pending	855.0	(37.7)	16.3		9.8	155	7.5
High			1,507.4	53.0	33.2	319	24.1	20.7		1,139.0	(6.1)	40.0		25.1	194	11.4
Low			327.8	14.9	15.2	166	7.2	5.1		308.0	(39.3)	14.0		9.8	134	5.2
Mean			877.6	27.7	20.1	224	16.6	12.9		641.5	(24.4)	20.8		15.0	165	8.9
Median			844.0	24.2	17.5	207	16.8	13.5		628.8	(24.4)	16.9		13.3	157	10.3
										Fidelity/Ameris as of December 14, 2018(3)
Ameris	Fidelity									750.7	(24.0)	16.2		19.2	178	8.5	(2)
												18.1	(4)			8.9	(5)

(1) Represents pricing multiples based on buyer closing stock prices on December 14, 2018

(2) Core deposits equates to total deposits less time deposits > $250,000

(3) Based on Ameris’s closing stock price on December 14, 2018 of $34.02; presented on an aggregate basis

(4) LTM earnings adjusted to exclude one-time $4.9 million tax benefit associated with the enactment of the Tax Cuts and Jobs Act of 2017

(5) Core deposits equates to total deposits less time deposits > $100,000

Source: S&P Global Market Intelligence

The disclosure under the subsection captioned “Opinion of Sandler O’Neill & Partners, L.P.” is hereby amended and supplemented by adding the following after the second sentence of the first full paragraph on page 70 of the Registration Statement:

Sandler O’Neill selected the price to earnings and tangible book value multiples for Fidelity based on Sandler O’Neill’s review of, among other matters, the respective trading multiples of selected companies that Sandler O’Neill deemed to be comparable to Fidelity.

The disclosure under the subsection captioned “Opinion of Sandler O’Neill & Partners, L.P.” is hereby amended and supplemented by adding the following after the third sentence of the first full paragraph on page 70 of the Registration Statement:

The range of discount rates of 9.5% to 13.5% used in the analysis was selected taking into account a capital asset pricing model implied cost of equity calculation. The following table describes the discount rate calculation for Fidelity common stock prepared by Sandler O’Neill. In its normal course of business, Sandler O’Neill employs the Duff & Phelps Cost of Capital Navigator and Bloomberg in determining an appropriate discount rate in which the discount rate equals the risk free rate plus the product of the 2-year adjusted beta for Fidelity common stock and the equity risk premium, plus the size premium.

Calculation of Discount Rate
Risk Free Rate	3.50%
2 Year Beta of Stock	0.931	x
Equity Risk Premium	5.00%
Size Premium	3.48%
Discount Rate	11.64%

The disclosure under the subsection captioned “Opinion of Sandler O’Neill & Partners, L.P.” is hereby amended and supplemented by adding the following after the second sentence of the first full paragraph on page 71 of the Registration Statement:

Sandler O’Neill selected the price to earnings and tangible book value multiples for Ameris based on Sandler O’Neill’s review of, among other matters, the respective trading multiples of selected companies that Sandler O’Neill deemed to be comparable to Ameris.

The disclosure under the subsection captioned “Opinion of Sandler O’Neill & Partners, L.P.” is hereby amended and supplemented by adding the following after the third sentence of the first full paragraph on page 71 of the Registration Statement:

The range of discount rates of 9.0% to 13.0% used in the analysis was selected taking into account a capital asset pricing model implied cost of equity calculation. The following table describes the discount rate calculation for Ameris common stock prepared by Sandler O’Neill. In its normal course of business, Sandler O’Neill employs the Duff & Phelps Cost of Capital Navigator and Bloomberg in determining an appropriate discount rate in which the discount rate equals the risk free rate plus the product of the 2-year adjusted beta for Ameris common stock and the equity risk premium, plus the size premium.

Calculation of Discount Rate
Risk Free Rate	3.50%
2 Year Beta of Stock	1.122	x
Equity Risk Premium	5.00%
Size Premium	1.64%
Discount Rate	10.75%

The disclosure under the subsection captioned “Opinion of FIG Partners, LLC” is hereby amended and supplemented by replacing the title of the table on page 76 of the Registration Statement with the title “Fidelity Comparable Company Analysis – Summary”.

The disclosure under the subsection captioned “Opinion of FIG Partners, LLC” is hereby amended and supplemented by adding the following after the last Note on page 76 of the Registration Statement:

Fidelity Comparable Company Analysis – Additional Detail – Market Data

		Price to:						Ownership
Institution	Mkt Cap ($M)	P/ TBV (%)	P/ LTM EPS (x)	P/ NTM EPS (x)	P/ Assets (%)	Div. Yield (%)	Weekly Volume (%)	Insider (%)	Inst. (%)	LTM Return (%)
Pinnacle Financial Partners	3,712.2	181.8	12.7	10.2	15.1	1.3	3.4	6.3	81.0	-25.8
South State Corporation	2,257.7	174.8	17.2	12.3	15.6	2.3	2.1	2.5	78.2	-28.0
CenterState Bank Corp.	2,040.6	195.9	16.9	10.7	16.6	1.9	3.4	3.3	80.8	-17.5
ServisFirst Bancshares, Inc.	1,788.0	267.8	14.9	12.8	23.7	1.3	1.3	15.6	48.9	-15.3
United Community Banks Inc	1,760.8	163.6	16.6	10.5	14.2	2.9	2.8	2.2	89.6	-17.0
Eagle Bancorp, Inc.	1,722.2	180.0	13.6	11.3	21.3	0.0	3.0	8.7	77.8	-13.6
Ameris Bancorp, Inc.	1,615.3	191.3	16.6	8.9	14.1	1.2	3.0	2.6	86.8	-26.0
Cadence Bancorp	1,575.5	143.2	10.7	8.9	13.4	3.2	6.2	3.9	109.3	-22.9
Seacoast Banking Corp of FL	1,247.0	219.6	19.5	14.4	21.0	0.0	3.7	3.2	86.6	5.2
First Bancorp	1,003.4	203.7	12.5	12.0	17.6	1.2	1.7	2.6	67.2	-5.7
National Commerce Corp	753.0	184.4	20.3	12.9	18.4	0.0	1.5	16.4	49.2	-9.2
Carolina Financial Corp.	702.2	168.5	16.6	11.8	19.0	0.9	1.9	8.6	56.3	-13.4
Access National Corp.	469.9	182.1	15.7	13.1	15.5	3.0	1.4	27.9	44.7	-18.8
First Bancshares, Inc.	464.6	183.5	23.1	12.0	16.3	0.6	1.2	9.9	60.3	-5.8
Atlantic Capital Bksh., Inc.	432.6	145.7	NM	14.2	15.0	0.0	1.9	4.1	79.3	0.7
Capital City Bank Group, Inc.	423.1	198.4	23.8	16.6	15.0	1.5	0.6	36.5	38.6	6.6
Franklin Financial Network	396.6	117.7	12.0	11.2	9.5	0.0	3.7	10.0	68.2	-19.7
Home Bancorp, Inc.	333.3	145.4	11.9	10.5	15.6	2.3	1.0	11.7	30.9	-15.5

Fidelity Comparable Company Analysis – Additional Detail – Financial Highlights

Institution	Total Assets ($M)	Total Loans ($M)	TCE/ TA (%)	NPAs/ Assets (%)	LTM ROAA (%)
Pinnacle Financial Partners	24,557.5	17,552.8	9.0	0.41	1.27
South State Corporation	14,552.2	10,942.9	9.7	0.28	0.95
CenterState Bank Corp.	12,274.4	8,262.6	9.1	0.31	1.12
ServisFirst Bancshares, Inc.	7,517.8	6,368.8	8.9	0.40	1.72
United Community Banks Inc.	12,405.1	8,253.8	8.9	0.58	0.90
Eagle Bancorp, Inc.	8,057.9	6,863.4	12.0	0.40	1.65
Ameris Bancorp, Inc.	11,429.0	8,659.7	7.8	0.86	0.98
Cadence Bancorp	11,759.8	9,490.6	9.6	0.61	1.34
Seacoast Banking Corp of FL	5,930.9	4,075.5	9.8	0.75	1.10
First Bancorp	5,711.6	4,196.7	9.0	0.72	1.42
National Commerce Corp	4,103.3	3,245.9	10.6	0.14	1.10
Carolina Financial Corp.	3,721.5	2,482.8	11.7	0.46	1.17
Access National Corp.	3,021.3	2,130.9	9.1	0.22	1.03
First Bancshares, Inc.	2,508.9	1,752.8	9.1	1.11	0.77
Atlantic Capital Bancshares, Inc.	2,882.7	2,040.3	10.4	0.44	0.16
Capital City Bank Group, Inc.	2,819.2	1,782.1	7.8	1.36	0.62
Franklin Financial Network Inc.	4,167.8	2,564.7	8.1	0.15	0.83
Home Bancorp, Inc.	2,140.5	1,636.5	11.1	1.08	1.29

The disclosure under the subsection captioned “Opinion of FIG Partners, LLC” is hereby amended and supplemented by replacing the title of the table on page 77 of the Registration Statement with the title “Ameris Comparable Company Analysis – Summary”.

The disclosure under the subsection captioned “Opinion of FIG Partners, LLC” is hereby amended and supplemented by adding the following after the last Note on page 77 of the Registration Statement:

Ameris Comparable Company Analysis – Additional Detail – Market Data

		Price to:						Ownership
Institution	Mkt Cap ($M)	P/ TBV (%)	P/ LTM EPS (x)	P/ NTM EPS (x)	P/ Assets (%)	Div. Yield (%)	Weekly Volume (%)	Insider (%)	Inst. (%)	LTM Return (%)
Pinnacle Financial Partners	3,712.2	181.8	12.7	10.2	15.1	1.3	3.4	6.3	81.0	-25.8
United Bankshares Inc.	3,261.6	189.2	15.7	13.3	17.1	4.3	2.7	2.8	72.5	-4.0
Home BancShares Inc.	2,908.7	218.9	11.6	9.7	19.6	2.9	2.4	9.2	67.2	-23.8
Bank OZK	2,823.1	95.6	6.3	7.0	12.8	3.8	4.9	6.3	92.3	-51.7
Simmons First National Corp.	2,309.6	185.2	12.9	10.8	14.1	2.4	2.2	2.2	67.7	-7.7
South State Corporation	2,257.7	174.8	17.2	12.3	15.6	2.3	2.1	2.5	78.2	-28.0
CenterState Bank Corp.	2,040.6	195.9	16.9	10.7	16.6	1.9	3.4	3.3	80.8	-17.5
Union Bankshares Corp.	1,962.5	178.3	15.7	11.4	14.7	3.1	3.0	8.6	84.2	-16.1
Renasant Corp.	1,824.3	176.1	13.2	10.2	14.3	2.7	1.5	4.3	60.7	-21.0
TowneBank	1,806.1	182.4	16.1	12.2	16.4	2.5	1.0	11.1	44.9	-19.0
First Merchants Corp.	1,800.6	200.9	12.7	11.6	18.3	2.4	1.6	1.4	72.8	-11.8
United Community Banks Inc	1,760.8	163.6	16.6	10.5	14.2	2.9	2.8	2.2	89.6	-17.0
Heartland Financial USA Inc	1,638.5	195.4	15.7	12.1	14.5	1.2	1.9	7.3	55.7	-5.8
Cadence Bancorp	1,575.5	143.2	10.7	8.9	13.4	3.2	6.2	3.9	109.3	-22.9
Sandy Spring Bancorp Inc	1,158.4	168.6	13.3	10.4	14.4	3.4	2.2	5.2	70.9	-12.7
Southside Bancshares Inc	1,116.3	209.7	16.4	14.1	18.3	3.8	2.1	6.9	52.0	-2.9
First Bancorp	1,003.4	203.7	12.5	12.0	17.6	1.2	1.7	2.6	67.2	-5.7

Ameris Comparable Company Analysis – Additional Detail – Financial Highlights

Institution	Total Assets ($M)	Total Loans ($M)	TCE/ TA (%)	NPAs/ Assets (%)	LTM ROAA (%)
Pinnacle Financial Partners	24,557.5	17,522.8	9.0	0.41	1.27
United Bankshares Inc.	19.187.6	13,510.9	9.8	0.78	1.12
Home BancShares Inc.	14,912.7	10,832.8	9.6	0.45	1.76
Bank OZK	22,086.5	16,725.8	13.8	0.23	2.09
Simmons First National Corp.	16,281.3	11,907.7	8.1	0.54	1.18
South State Corporation	14,522.2	10,942.9	9.7	0.28	0.95
CenterState Bank Corp.	12,274.4	8,262.6	9.1	0.31	1.12
Union Bankshares Corp.	13,371.7	9,412.0	8.7	0.44	0.97
Renasant Corp.	12,746.9	9,586.2	8.8	0.31	1.14
TowneBank	11,121.2	8,215.0	9.4	0.45	1.15
First Merchants Corp.	9,787.3	7,091.1	9.6	0.31	1.49
United Community Banks Inc	12,405.1	8,253.8	8.9	0.58	0.90
Heartland Financial USA Inc	11,335.1	7,443.2	7.7	0.64	0.95
Cadence Bancorp	11,759.8	9,490.6	9.6	0.61	1.34
Sandy Spring Bancorp Inc	8,034.6	6,420.5	8.9	0.42	1.15
Southside Bancshares Inc	6,105.4	3,275.5	9.0	0.65	1.09
First Bancorp	5,711.6	4,196.7	9.0	0.72	1.42

The disclosure under the subsection captioned “Opinion of FIG Partners, LLC” is hereby amended and supplemented by adding the title, “Comparable Transactions Analysis – Summary” to the table on page 78 of the Registration Statement.

The disclosure under the subsection captioned “Opinion of FIG Partners, LLC” is hereby amended and supplemented by adding the following after the table on page 78 of the Registration Statement:

Comparable Transactions Analysis – Additional Information – Transaction Terms

					Price to:
Date Announced	Buyer	Seller	Consid Type	Deal Value ($M)	TBV (%)	EPS (x)	Assets (%)	Core Dep. Premium (%)
12/11/2018	Berkshire Hills Bancorp, Inc.	SI Financial Group, Inc.	Stock	182.2	117.5	27.3	11.3	2.6
12/06/2018	First Midwest Bancorp, Inc.	Bridgeview Bancorp, Inc.	Mix	145.0	130.0	9.4	11.5	4.0
11/27/2018	People’s United Financial Inc.	BSB Bancorp Inc.	Stock	327.8	159.8	14.9	11.0	7.9
11/26/2018	CenterState Bank Corp.	National Commerce Corp.	Stock	844.0	202.6	22.4	20.6	14.9
11/13/2018	Simmons First National Corp.	Reliance Bancshares Inc.	Mix	171.6	187.7	NM	11.5	8.8
10/10/2018	First Merchants Corp	MBT Financial Corp.	Stock	290.5	240.1	23.3	22.0	NA
10/05/2018	Union Bankshares Corp	Access National Corp	Mix	618.0	243.4	22.3	21.2	NA
9/20/2018	Independent Bank Corp.	Blue Hills Bancorp Inc	Mix	725.4	117.9	NM	26.5	19.2
9/12/2018	PacWest Bancorp	El Dorado SB FSB	Mix	466.7	204.6	27.3	21.2	13.3
8/22/2018	First Busey Corp	Banc Ed Corp	Mix	304.9	164.0	23.3	16.5	7.7
8/22/2018	MidWestOne Financial Grp	ATBancorp	Mix	171.7	155.8	6.3	12.8	6.8
8/08/2018	WSFS Financial Corp.	Beneficial Bancorp Inc	Mix	1,507.4	172.7	NM	26.1	16.6
7/24/2018	Veritex Holdings Inc.	Green Bancorp Inc.	Mix	1,000.0	249.9	24.2	22.8	NA

Comparable Transactions Analysis – Additional Information – Target Financials

Date Announced	Buyer	Seller	Total Assets ($M)	NPAs/ Assets (%)	TCE/ TA (%)	LTM ROAA (%)
12/11/2018	Berkshire Hills Bancorp, Inc.	SI Financial Group, Inc.	1,607.1	1.17	9.65	0.41
12/06/2018	First Midwest Bancorp, Inc.	Bridgeview Bancorp, Inc.	1,259.9	1.31	11.00	0.19
11/27/2018	People’s United Financial Inc.	BSB Bancorp Inc.	2,971.8	0.19	6.66	0.74
11/26/2018	CenterState Bank Corp.	National Commerce Corp.	4,103.3	0.14	10.64	1.10
11/13/2018	Simmons First National Corp.	Reliance Bancshares Inc.	1,492.9	0.71	5.75	0.01
10/10/2018	First Merchants Corp	MBT Financial Corp.	1,321.9	0.91	9.10	0.96
10/05/2018	Union Bankshares Corp	Access National Corp	2,920.6	0.25	9.12	0.95
9/20/2018	Independent Bank Corp.	Blue Hills Bancorp Inc	2,741.2	0.52	14.31	0.70
9/12/2018	PacWest Bancorp	El Dorado SB FSB	2,206.3	0.47	10.34	0.78
8/22/2018	First Busey Corp	Banc Ed Corp	1,853.1	0.18	10.06	0.71
8/22/2018	MidWestOne Financial Grp	ATBancorp	1,369.1	1.15	10.40	1.69
8/08/2018	WSFS Financial Corp.	Beneficial Bancorp Inc	5,770.3	0.36	15.19	0.48
7/24/2018	Veritex Holdings Inc.	Green Bancorp Inc.	4,391.7	1.34	8.99	0.95

The disclosure under the subsection captioned “Opinion of FIG Partners, LLC” is hereby amended and supplemented by adding the following after the second sentence of the last paragraph on page 78 of the Registration Statement:

In arriving at the range of multiples used, FIG Partners analyzes precedent transactions of similar companies, such as the comparable transaction group previously defined in this document. FIG analyzed the P/E and P/TBV multiples of those comparable transactions, and combined with FIG’s general industry knowledge and experience arrived at the aforementioned ranges. This led to Capitalized Terminal Values of $1,224,626,000 on a tangible book value multiple basis and $1,329,801,000 on an earnings multiple basis.

The disclosure under the subsection captioned “Opinion of FIG Partners, LLC” is hereby amended and supplemented by replacing the title of the first table on page 79 of the Registration Statement with the title “Fidelity Net Present Value Analysis – Earnings Per Share Multiples”.

The disclosure under the subsection captioned “Opinion of FIG Partners, LLC” is hereby amended and supplemented by replacing the title of the second table on page 79 of the Registration Statement with the title “Fidelity Net Present Value Analysis – Tangible Book Value Multiples”.

The disclosure under the subsection captioned “Opinion of FIG Partners, LLC” is hereby amended and supplemented by replacing the title of the third table on page 79 of the Registration Statement with the title “Fidelity Net Present Value Variance Analysis – Earnings Per Share Multiples”.

The disclosure under the subsection captioned “Opinion of FIG Partners, LLC” is hereby amended and supplemented by replacing the title of the fourth table on page 79 of the Registration Statement with the title “Fidelity Net Present Value Variance Analysis – Tangible Book Value Multiples”.

The disclosure under the subsection captioned “Opinion of FIG Partners, LLC” is hereby amended and supplemented by adding the following after the fourth table titled “Tangible Book Value Multiples” on page 79 of the Registration Statement:

In its net present value analysis, FIG Partners assumed a range of discount rates applied to terminal values of 11.5% to 13.5%. FIG Partners assumptions and calculations to justify the selected range of discount rates is detailed in the table below:

Discount Rate Build-Up

Discount Rate	Low	Median	High	Comments/Source
Yield to Maturity on 10-Year U.S. Treasuries	2.91%	2.91%	2.91%	Per FRED Data
+ Equity Risk Premium – Large Cap	5.50%	5.50%	5.50%	KPMG Equity Market Risk Premium Research Summary
* Industry Beta	0.98	0.98	0.98	FIG Partners
+ Small Stock Premium over Large Cap Stocks	1.75%	1.75%	1.75%	Duff & Phelps – Valuation Handbook
+/- Specific Risks Associated with the Subject Company	1.50%	2.50%	3.50%	FIG Partners
= Range of Discount Rates	11.5%	12.5%	13.5%

The disclosure under the subsection captioned “Opinion of FIG Partners, LLC” is hereby amended and supplemented by adding the heading “Ameris Net Present Value Analyses” above the last paragraph on page 79 of the Registration Statement.

The disclosure under the subsection captioned “Opinion of FIG Partners, LLC” is hereby amended and supplemented by adding the following after the second sentence in the last paragraph on page 79 of the Registration Statement:

In arriving at the range of multiples used, FIG Partners analyzes precedent transactions of similar companies, such as the comparable transaction group previously defined in this document. FIG analyzed the P/E and P/TBV multiples of those comparable transactions, and combined with FIG’s general industry knowledge and experience arrived at the aforementioned ranges. This led to Capitalized Terminal Values of $1,224,626,000 on a tangible book value multiple basis and $1,329,801,000 on an earnings multiple basis.

The disclosure under the subsection captioned “Opinion of FIG Partners, LLC” is hereby amended and supplemented by replacing the title of the first table on page 80 of the Registration Statement with the title “Ameris Net Present Value Analysis – Earnings Per Share Multiples”.

The disclosure under the subsection captioned “Opinion of FIG Partners, LLC” is hereby amended and supplemented by replacing the title of the second table on page 80 of the Registration Statement with the title “Ameris Net Present Value Analysis – Tangible Book Value Multiples”.

The disclosure under the subsection captioned “Opinion of FIG Partners, LLC” is hereby amended and supplemented by replacing the title of the third table on page 80 of the Registration Statement with the title “Ameris Net Present Value Variance Analysis – Earnings Per Share Multiples”.

The disclosure under the subsection captioned “Opinion of FIG Partners, LLC” is hereby amended and supplemented by replacing the title of the fourth table on page 80 of the Registration Statement with the title “Ameris Net Present Value Variance Analysis – Tangible Book Value Multiples”.

The disclosure under the subsection captioned “Opinion of FIG Partners, LLC” is hereby amended and supplemented by adding the following after the fourth table titled “Tangible Book Value Multiples” on page 80 of the Registration Statement:

In its net present value analysis, FIG Partners assumed a range of discount rates applied to terminal values of 11.5% to 13.5%. FIG Partners assumptions and calculations to justify the selected range of discount rates is detailed in the table below:

Discount Rate Build-Up

Discount Rate	Low	Median	High	Comments/Source
Yield to Maturity on 10-Year U.S. Treasuries	2.91%	2.91%	2.91%	Per FRED Data
+ Equity Risk Premium – Large Cap	5.50%	5.50%	5.50%	KPMG Equity Market Risk Premium Research Summary
* Industry Beta	0.98	0.98	0.98	FIG Partners
+ Small Stock Premium over Large Cap Stocks	1.75%	1.75%	1.75%	Duff & Phelps – Valuation Handbook
+/- Specific Risks Associated with the Subject Company	1.50%	2.50%	3.50%	FIG Partners
= Range of Discount Rates	11.5%	12.5%	13.5%

* * *

Cautionary Statements Regarding Forward-Looking Information

This Report contains forward-looking statements, as defined by federal securities laws, including, among other forward-looking statements, certain plans, expectations and goals, and including statements about the benefits of the Merger. Words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, as well as similar expressions, are meant to identify forward-looking statements. The forward-looking statements in this Report are based on current expectations and are provided to assist in the understanding of potential future performance. Such forward-looking statements involve numerous assumptions, risks and uncertainties that may cause actual results to differ materially from those expressed or implied in any such statements.

Factors that could cause or contribute to such differences include, without limitation, the following: the parties’ ability to consummate the Merger or satisfy the conditions to the completion of the Merger, including, without limitation, the receipt of required shareholder and regulatory approvals, on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the Merger; the businesses of Fidelity and Ameris may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the Merger may not be fully realized within the expected timeframes; disruption from the Merger may make it more difficult to maintain relationships with customers, employees or others; diversion of management time to Merger-related issues; dilution caused by Ameris’s issuance of additional shares of Ameris Common Stock in connection with the Merger; general competitive, economic, political and market conditions and fluctuations, including, without limitation, movements in interest rates; competitive pressures on product pricing and services; and success and timing of other business strategies. For a discussion of some of the other risks and other factors that may cause such forward-looking statements to differ materially from actual results, please refer to Fidelity’s and Ameris’s filings with the SEC, including Fidelity’s Annual Report on Form 10-K for the year ended December 31, 2018 and its subsequently filed Current Reports on Form 8-K, and Ameris’s Annual Report on Form 10-K for the year ended December 31, 2018 and its subsequently filed Current Reports on Form 8-K. Forward-looking statements speak only as of the date they are made, and neither Fidelity nor Ameris undertakes any obligation to update or revise forward-looking statements.

Additional Information

On February 12, 2019, Ameris filed a registration statement on Form S-4, as amended on March 22, 2019, with the SEC to register the shares of Ameris Common Stock that will be issued to Fidelity’s shareholders in connection with the Merger. The registration statement included a joint proxy statement/prospectus and other relevant materials in connection with the transaction. The registration statement was declared effective by the SEC on March 25, 2019, and Fidelity and Ameris commenced mailing the definitive joint proxy statement/prospectus to stockholders of Fidelity and Ameris on or about March 28, 2019. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC on its website at http://www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by Fidelity on its website at www.FidelitySouthern.com and by Ameris on its website at http://www.AmerisBank.com.

This Report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, investors and security holders of Fidelity and Ameris are urged to read carefully the entire registration statement and definitive joint proxy statement/prospectus, including any amendments thereto, because they contain or will contain important information about the Merger. Free copies of these documents may be obtained as described above.

Participants in the Solicitation

Fidelity and Ameris, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from Fidelity’s shareholders and Ameris’s shareholders in respect of the Merger. Information regarding the directors and executive officers of Fidelity and Ameris and other persons who may be deemed participants in the solicitation of Fidelity’s shareholders and Ameris’s shareholders is included in the definitive joint proxy statement/prospectus for Fidelity’s meeting of shareholders and Ameris’s meeting of shareholders, which is filed with the SEC. Information about Fidelity’s directors and executive officers and their ownership of Fidelity common stock can also be found in Fidelity’s Annual Report on Form 10-K for the year ended December 31, 2018, as filed with the SEC on March 13, 2019, and other documents subsequently filed by Fidelity with the SEC. Information about Ameris’s directors and executive officers and their ownership of Ameris common stock can also be found in Ameris’s definitive proxy statement in connection with its 2019 annual meeting of shareholders, as filed with the SEC on April 1, 2019, and other documents subsequently filed by Ameris with the SEC. Additional information regarding the interests of such participants is included in the definitive joint proxy statement/prospectus filed with the SEC and other relevant documents regarding the Merger to be filed with the SEC when they become available.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

FIDELITY SOUTHERN CORPORATION

By:	/s/ Charles D. Christy
Charles D. Christy
Chief Financial Officer

Date: April 26, 2019

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